

D90/COMP SEC/RQ
09 July 2003

03 JUL 14 AM 7:21

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA



03024634

SUPPL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st May 2003 - 4th July 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since May 1, 2003 to July 4, 2003

1. Announcement dated May 9, 2003 regarding Block Listing Application.
2. Announcement dated May 29, 2003 regarding notification of interests of directors and connected persons.
3. Announcement dated May 29, 2003 regarding director shareholding.
4. Announcement dated June 2, 2003 regarding directorate change.
5. Announcement dated June 2, 2003 regarding director shareholding.
6. Announcement dated June 2, 2003 regarding blocklisting six monthly return.
7. Announcement dated June 5, 2003 regarding final results.
8. Announcement dated June 5, 2003 regarding purchase of own securities.
9. Announcement dated June 6, 2003 regarding purchase of own securities.
10. Announcement dated June 11, 2003 regarding purchase of own securities.
11. Announcement dated June 12, 2003 regarding purchase of own securities.
12. Announcement dated June 17, 2003 regarding purchase of own securities.
13. Announcement dated June 18, 2003 regarding purchase of own securities.
14. Announcement dated June 19, 2003 regarding purchase of own securities.
15. Announcement dated June 20, 2003 regarding notification of interests of directors and connected persons.
16. Announcement dated June 20, 2003 regarding purchase of own securities.

7/14

17. Announcement dated June 24, 2003 regarding notification of interests of directors and connected persons.

18. Announcement dated June 24, 2003 regarding purchase of own securities.

19. Announcement dated June 25, 2003 regarding annual report and accounts.

20. Announcement dated June 27, 2003 regarding purchase of own securities.

21. Announcement dated June 30, 2003 regarding director shareholding.

22. Announcement dated June 30, 2003 regarding notification of directors interests.

23. Announcement dated June 30, 2003 regarding purchase of own securities.

24. Announcement dated July 1, 2003 regarding notification of major interest in shares.

25. Announcement dated July 1, 2003 regarding purchase of own securities.

26. Announcement dated July 2, 2003 regarding purchase of own securities.

27. Announcement dated July 3, 2003 regarding purchase of own securities.

28. Announcement dated July 4, 2003 regarding notification of major interest in shares.

Documents filed by Boots Group PLC with the Registrar of Companies from May 1, 2003 to July 4 2003

29. Form 288c in respect of a change in directors particulars (dated 20 May 2003)

30. Form 88(2)R in respect of an increase in share capital (dated 21 May 2003)

31. Form 363a in respect of the company's annual return. (dated 31 May 2003)

32. For 169 in respect of a return by a company purchasing its own shares (dated 1 June 2003).

33. Form 288b in respect of the resignation of Stephen Russell as a director (dated 12 June 2003)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com



D90/COMP SEC/RQ
09 July 2003

03 JUL 14 AM 7:21

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st May 2003 - 4th July 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since May 1, 2003 to July 4, 2003

1. Announcement dated May 9, 2003 regarding Block Listing Application.
2. Announcement dated May 29, 2003 regarding notification of interests of directors and connected persons.
3. Announcement dated May 29, 2003 regarding director shareholding.
4. Announcement dated June 2, 2003 regarding directorate change.
5. Announcement dated June 2, 2003 regarding director shareholding.
6. Announcement dated June 2, 2003 regarding blocklisting six monthly return.
7. Announcement dated June 5, 2003 regarding final results.
8. Announcement dated June 5, 2003 regarding purchase of own securities.
9. Announcement dated June 6, 2003 regarding purchase of own securities.
10. Announcement dated June 11, 2003 regarding purchase of own securities.
11. Announcement dated June 12, 2003 regarding purchase of own securities.
12. Announcement dated June 17, 2003 regarding purchase of own securities.
13. Announcement dated June 18, 2003 regarding purchase of own securities.
14. Announcement dated June 19, 2003 regarding purchase of own securities.
15. Announcement dated June 20, 2003 regarding notification of interests of directors and connected persons.
16. Announcement dated June 20, 2003 regarding purchase of own securities.

17. Announcement dated June 24, 2003 regarding notification of interests of directors and connected persons.
18. Announcement dated June 24, 2003 regarding purchase of own securities.
19. Announcement dated June 25, 2003 regarding annual report and accounts.
20. Announcement dated June 27, 2003 regarding purchase of own securities.
21. Announcement dated June 30, 2003 regarding director shareholding.
22. Announcement dated June 30, 2003 regarding notification of directors interests.
23. Announcement dated June 30, 2003 regarding purchase of own securities.
24. Announcement dated July 1, 2003 regarding notification of major interest in shares.
25. Announcement dated July 1, 2003 regarding purchase of own securities.
26. Announcement dated July 2, 2003 regarding purchase of own securities.
27. Announcement dated July 3, 2003 regarding purchase of own securities.
28. Announcement dated July 4, 2003 regarding notification of major interest in shares.

Documents filed by Boots Group PLC with the Registrar of Companies from May 1, 2003 to July 4 2003

29. Form 288c in respect of a change in directors particulars (dated 20 May 2003)
30. Form 88(2)R in respect of an increase in share capital (dated 21 May 2003)
31. Form 363a in respect of the company's annual return. (dated 31 May 2003)
32. For 169 in respect of a return by a company purchasing its own shares (dated 1 June 2003).
33. Form 288b in respect of the resignation of Stephen Russell as a director (dated 12 June 2003)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com


RNS
The company news service from the London Stock Exchange



Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Additional Listing
Released	07:00 9 May 2003
Number	7885K

9 May 2003

Boots Group PLC – (the "Company")

Block Listing Application

Application has been made to the UK Listing Authority and to the London Stock Exchange for a Block Listing of 1 million Ordinary Shares of 25p each in the Company. The Block Listing shares are to be issued in respect of the Company's Executive Share Option Schemes. These shares, when issued, will rank pari passu in all respects with the existing issued Ordinary Shares of Boots Group PLC.

END

END







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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		09:02 29 May 03

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or
an individual holder if it is a holding of that person's spouse or children under the age
respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of
stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

593p

13) Date of transaction

23rd May 2003

14) Date company informed

28th May 2003

15) Total holding following this notification

89,938

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....28th May 2003............................

END



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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		10:56 29 May 03

Full Announcement Text

On 29th May 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company
The Boots Qualifying Employee Share Trust ("the Trust") transferred 4,404 ordinary shares of 25p each in the Comp
had exercised SAYE share options, at an average price of £4.85. This represents approximately 0.0005% of the cu
share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operat
the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a poten
Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Batem
S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be i
by 4,404.

END

status list



RNS The company news service from the London Stock Exchange



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Directorate Change
Released	07:00 2 Jun 2003
Number	7557L

Further to the Stock Exchange Announcement made on 1st May, Steve Russell retired from the board of Boots Group PLC with effect from 31st May 2003.

END







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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		14:20 2 Jun 03

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or an individual holder if it is a holding of that person's spouse or children under the age respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

593p

13) Date of transaction

23rd May 2003

14) Date company informed

2nd June 2003

15) Total holding following this notification

67,566

16) Total percentage holding of issued class following this notification

0.008%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....2nd June 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or
an individual holder if it is a holding of that person's spouse or children under the age
respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of
stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

593p

13) Date of transaction

23rd May 2003

14) Date company informed

2nd June 2003

15) Total holding following this notification

56,139

16) Total percentage holding of issued class following this notification

0.007%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....2nd June 2003............................

END

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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Blocklisting Interim Review		14:14 2 Jun 03

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BOOTS GROUP PLC

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME

3. Period of return:

From 12.05.03 To 31.05.03

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,000,000 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

5,000

6. Balance under scheme not yet issued / allotted at end of period

995,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admissio

1,000,000 ordinary shares of 25p each. 9th May 2003.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

813,794,397

Contact for queries

Name	Sonia Fennell, Assistant Company Secretary
Address	Boots Group PLC, Nottingham, NG90 1BS
Telephone	0115 9687094

END

ll Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Final Results
Released	07:00 5 Jun 2003
Number	9445L

5th June 2003

FULL YEAR RESULTS TO 31ST MARCH 2003

2002/03 Highlights

- Sales from continuing operations rose by 6.0%
  - Boots The Chemists second half sales up 6.1% like for like
  - Boots Healthcare International sales up 12.3% (at comparable exchange rates)
- Profit before tax and exceptionals down by 13.0% to £555.4m
- Profit before tax down by 16.9% to £494.9m
- Profit down due to disposal of Halfords, costs of investment and exiting loss making businesses
- Basic earnings per share before exceptionals down 9.4% to 45.2p (basic earnings per share down 21.6% to 36.0p)

- Final dividend 20.2p, total dividend up 4.4% to 28.6p
- Share buyback programme returned £462.8m

Business highlights

- Strong sales growth
    - Maintained/grew counter market share in all health and beauty categories
    - Best Christmas sales performance for ten years
    - Stemmed decline in transaction numbers
- Invested in retailing basics, improving our stores, the customer offer and brand support
- Strategy focused on two core businesses with non-strategic activities exited

John McGrath, Chairman, commented:

"This has been a year of progress and significant change and we have also been investing for the future. We have exited non -core activities and we are now focused on two businesses, Boots The Chemists and Boots Healthcare International. The underlying performance of both these businesses has been strong during the past year.

We start the year in far better shape and the arrival of our new Chief Executive, Richard Baker, to lead our management team will signal an exciting new phase."

New Information

In addition to updating shareholders on performance in 2002/03 this news release contains the following new information:

- Investment plans for 2003/04
- Rationalisation costs
- Progress on the £100m Getting in Shape cost programme

Summary of business performance

For the full year ended 31st March 2003

	Turnover			Profit before exceptional items	
	Total £m	% growth	% like for like	£m	% growth
Boots The Chemists (note a)	4,284.4	+5.2	+4.8	568.6	-6.0
Boots Healthcare International	460.4	+13.0	+12.4	70.1	+5.1
BOL/Dentalcare/Footcare/WBS (note b)	262.5	+13.6	+6.3	(28.6)	
Boots Retail International	37.0	-8.2	+7.0	(22.3)	
Group and other	79.8	+6.7		(66.2)	
Inter-segmental	(31.7)	-44.1			
Continuing operations	5,092.4	+6.0		521.6	-8.7
Discontinued operation	234.9	-55.6		22.5	-58.6
Group turnover/operating profit	5,327.3	-0.1		544.1	-13.0
Interest (note c)				11.3	-14.4
Group profit before tax and exceptionals				555.4	-13.0

Group profit before tax (after exceptionals)	494.9	-16.9
Group profit before tax and exceptionals from continuing operations	532.9	-8.8

Notes:

a. Included in Boots The Chemists is Digital Wellbeing which became a full subsidiary from 7th November 2002.
b. Boots Opticians (BOL) includes LASIK. LASIK sales were £16.0m (2002 £8.7m) with an operating loss of £1.4m (2002 £nil). WBS relates to Wellbeing Services
c. Interest is before exceptional credit of £92.1m (see note 4)

Boots The Chemists

Sales Growth

	H1			H2			Full Year		
	Actual	Total %	LFL %	Actual	Total %	LFL %	Actual	Total %	LFL %
Health	852.9	+6.6	+6.0	863.5	+3.6	+3.7	1,716.4	+5.1	+4.8

Beauty & Toiletries	816.6	+4.0	+3.2	1,075.3	+9.1	+8.6	1,891.9	+6.8	+6.2
Other	323.8	-3.4	-3.2	352.3	+5.8	+4.6	676.1	+1.3	+0.8
Total	1,993.3	+3.8	+3.3	2,291.1	+6.5	+6.1	4,284.4	+5.2	+4.8

Sales in Boots The Chemists grew by 5.2%. In the second half sales rose 6.5%, driven by strong trading over the Christmas period and promotional events in the fourth quarter. On shelf availability is now consistently at 98% on all lines, including key lines, a sector-leading performance.

Health

Health sales grew by 5.1%, due to continued dispensing growth (up 6.7%) and OTC medicines up 5.1% which responded well to a strong promotional programme. Vitamins sales, including complementary health, were down 2.1%.

The Department of Trade and Industry (DTI) rejected the Office of Fair Trading's recommendation for total deregulation of the current pharmacy licence arrangements, as have the Scottish Parliament and the Welsh Assembly. The Government's stated preference is for a balanced package of measures that will address competition and health objectives. The DTI is expected to issue proposals for consultation in the next few weeks.

In 2002/03 we invested in 39 new style pharmacies and introduced the new SmartScript system into 41 stores. In the current year we expect to upgrade a further 220 pharmacies and introduce SmartScript into an additional 520 stores.

Beauty & Toiletries

Sales growth in Beauty & Toiletries was 6.8%, reflecting a strong performance in Cosmetics up 11.1%. Skincare sales were up 6.2% and sunpreps up 13.8% and there was volume growth in toiletries reflecting increased promotional support.

Strong sales performance has enabled us to grow or hold market shares in all counter Health and Beauty & Toiletries categories.

Other

The sales growth of 1.3% in Other categories was due to the extended Christmas range and improved performance in Baby, up 4.7%.

Food sales performed in line with last year and sales in Photo fell by 7.8%.

Retailing Initiatives

We focused on improving our customer offer in a number of areas. During the year we employed an additional 1,100 store staff. We refreshed a third of our own brand ranges and we are extending the distribution of many premium brands.

The decline in transaction numbers of recent years has been stemmed and average transaction values have increased by 7.1%. The Advantage Card has been an important driver of sales. Active cardholder numbers are up to nine million and have increased the frequency with which they shop at Boots.

We spent £30m refitting 239 of our older stores during the year, including 163 in London. We plan to refit a further 300 stores in the current year.

Sales Growth & Gross Margin

Sales growth from volume gains was 2.9% but sales were down 2.1% due to our increased promotional programme. The strong programme included 99p prices on a range of toiletries and healthcare products, and successful initiatives linked to seasonal sales. Sales on promotion were up 1% to 31% as we passed on to customers the benefit of purchasing and supply chain gains. Customers trading up during the year increased sales by 4.7%.

Gross margin percentage was down 110 basis points (bps) for the year, 10 bps better than the pre-close indication. As described at the time of the pre-close the major impact on margin was the strong promotional programme, but this has been largely offset by buying and manufacturing efficiency gains. The impact of the prior year stock adjustment, year on year, was in line with guidance given at the pre-close. Cash gross profit was up c.2.5% in the year.

Since the year end we have reduced the prices of a number of toiletries lines in the 'Lower Prices You'll Love' campaign. £40m will be invested in the campaign during 2003/04; the impact on profits is expected to be neutral.

Boots Healthcare International

Sales in Boots Healthcare International grew by 13.0% (12.3% at comparable exchange rates).

On a comparable exchange rate basis Nurofen sales grew by 21.7% to £117.8m, sales of Clearasil were up by 14.4% to £86.9m, and Strepsils sales increased by 7.7% to £77.8m.

Brand investment increased by 27%.

Operating profit at £70.1m was up by £3.4m.

The business has met or is on track to meet the commitments it made in February 2002:

	Commitment	2002/03 Actual
Sales growth	+5-7%	+13%
NPD spend	+30%	+42%
Brand marketing support	+20%	+26%
6 – 8 leading brands		On track
£100m profit by 2005/06		On track

Wellbeing Services

The decision to exit Wellbeing Services was announced in our pre-close trading statement on 27th March 2003.

Opticians and Eyecare sales increased by 6.2% to £217.5m. Operating profit in core optics was flat at £9.6m. Dentalcare and Footcare sales increased by 57% to £30.6m, and operating losses were £21.9m. Sales from the services we are exiting were £14.4m and operating losses were £14.9m. An exceptional charge of £34.5m is being taken for exit costs as required by accounting standards.

Boots Retail International

Sales in Boots Retail International fell by 8.2% to £37.0m although the prior year included an element of pre-closure sales in Japan. Like for like sales in Thailand increased by 7.0%.

Operating losses at £22.3m were 7.5% less than the previous year. They include a £5.5m provision associated with the exit from loss-

making operations in Europe and the simplification of the Taiwan business.

Group

Operating Profit

Operating profit at £544.1m was down 10.7% due to the disposal of Halfords part way through the year (£32m), pension costs £25m higher than the previous year, higher investment costs in Boots The Chemists (£21m), and the costs of rationalising/exiting loss making businesses (£24m).

Investing for the Future

In 2002/03 we made a significant investment in renewing the Boots The Chemists business and the group's infrastructure. The table below provides a breakdown for the year and guidance on our plans for further incremental investment in 2003/04.

	2002/03 £m	2003/04 £m
Investing in stores	32	55
Refits	2	33
Edge of Town	11	40
Portfolio development	2	6
Tills	**47**	**134**

Investing in Pharmacy	3	10
Refits	6	15
Systems	**9**	**25**
Infrastructure		
IT Systems Backbone *	**12**	**79**
Total investment	**68**	**238**
Of which:		
Revenue	22	65
Capital	46	173
	68	**238**
Total Group capital spend	**149**	**250**

The remaining capital spend relates to marketing and trading initiatives, IT and other infrastructure spend and maintenance of stores and production facilities.

* The Backbone project will implement new integrated systems for the group

Rationalisation Costs

In the pre-close trading statement we announced the closure of Wellbeing Services and the Pure Beauty stores together with changes in Boots Retail International. The table below sets out the rationalisation costs incurred together with those for decisions taken previously

in respect of Digital Wellbeing Ltd and the Sainsbury trial. Similar information is provided for the early stages of the Getting in Shape programme, and the estimated impact on 2003/04 profitability is shown.

	2002/03 Operating costs £m	2002/03 Exceptional Costs £m	2003/04 Operating Cost £m	Total cost £m	2003/04 P&L Improvement vs 2002/03 [iii] £m
Business closure & restructuring (Digital Wellbeing, Sainsbury Trial, Pure Beauty, Wellbeing Services, BRI)	(18)	(35)	(7) [ii]	(60) [i]	42 [iv]
Getting in Shape	(22)	-	(23)	n/a	31
	(40)	**(35)**	**(30)**		**73**

Notes:

i. Estimated total rationalisation costs for Pure Beauty, Wellbeing Services and Boots Retail International are £51m versus the £55m estimate at pre-close.
ii. £7m in i) above arises from Pure Beauty to be recognised on the closure of stores in June 2003.
iii. This shows the gross improvements to the 2003/04 P&L account before any rationalisation costs in the year. It is the change on the 2002/03 P&L account before the rationalisation costs where charged.
iv. Estimated P&L improvement in Digital Wellbeing (now boots.com), Wellbeing Services and Boots Retail International versus 2002/03 P&L is £35m compared with the estimate of £22m at pre-close.

Getting in Shape

A good start has been made to the £100m cost programme announced last November. A re-engineering of the Boots The Chemists supply chain is underway to reduce inventory and stock holding in stores. The closure of the Airdrie factory was announced in February

and the outsourcing of the management of part of our central warehouse network and the transport fleet have been announced since the year end.

We have begun a programme to reduce head office headcount including the HR, finance, and IT functions.

Exceptional Items

Exceptional items for 2002/03 were:

Non operating exceptional items (para 20)	£m
Profit on disposal of fixed assets	5.1
Disposal of Halfords business	(123.2)
Closure of Wellbeing Services operations	(34.5)
	(152.6)
Exceptional interest – closure of interest rate and index linked swaps	92.1

Share Buy Back and Halfords Disposal

By the end of March the company had returned over half of the net proceeds from the sale of Halfords through its share buy back programme. The buy back programme will recommence shortly, and we anticipate it being completed over the next six months.

Net Debt

Net debt at 31st March was £51.5m, a reduction of £94.8m since 31st March 2002.

Outlook

During 2003/04 we will continue to invest in both our core businesses, Boots The Chemists and Boots Healthcare International, to drive profitable top line growth.

Sales comparatives will become more testing as the year progresses, however most of the initiatives to drive sales, including new stores and new product launches will come through in the second half of the year.

We expect gross margins in Boots The Chemists to be broadly flat in the year as the impact of higher investment levels is mitigated by cost of goods improvements.

BOOTS GROUP PLC

PRELIMINARY RESULTS

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH 2003

	Notes	Total 2003 £m	Total 2002 £m
Turnover			
Turnover from continuing operations		**5,092.4**	4,803.7
Discontinued operation		**234.9**	528.5

Turnover: group and share of joint ventures	1	**5,327.3**	5,332.2
Less: share of joint ventures' turnover		**(2.1)**	(3.9)
Group turnover		**5,325.2**	5,328.3
Operating Profit			
Operating profit from continuing operations (*)		**534.8**	575.7
Discontinued operation		**22.5**	54.3
Group operating profit		**557.3**	630.0
Share of operating loss of joint ventures		**(13.2)**	(20.9)
Total operating profit including share of joint ventures		**544.1**	609.1
Profit/(loss) on disposal of fixed assets	3	**5.1**	(6.0)
Provision for loss on closure of operations	3	**(34.5)**	-
Loss on disposal of business	3,9	**(123.2)**	(14.9)
Share of joint venture loss on closure of business	3,9	**-**	(5.6)
Profit on ordinary activities before interest	2	**391.5**	582.6
Net interest receivable and similar items (*)	4, 11	**103.4**	13.2
Profit on ordinary activities before taxation		**494.9**	595.8

Tax on profit on ordinary activities	5	**(192.7)**	(191.2)
Profit on ordinary activities after taxation		**302.2**	404.6
Equity minority interests		**(0.5)**	(0.3)
Profit for the financial year attributable to shareholders		**301.7**	404.3
Dividends paid and proposed	6	**(230.7)**	(240.6)
Retained profit for the financial year		**71.0**	163.7
Basic earnings per share	7	**36.0p**	45.9p
Basic earnings per share before exceptionals	7	**45.2p**	49.9p
Diluted earnings per share	7	**35.9p**	45.8p
Diluted earnings per share before exceptionals	7	**45.1p**	49.8p
Dividends per share	6	**28.6p**	27.4p

* Includes exceptional items - see notes 3 and 4 for details.

BOOTS GROUP PLC

PRELIMINARY RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31ST MARCH 2003

	2003 £m	2002 £m
Profit for the financial year attributable to shareholders	**301.7**	404.3
Revaluation of investment properties	**17.1**	1.5
Currency translation differences on foreign currency net investments	**7.5**	(3.0)
Total recognised gains and losses for the year	**326.3**	402.8

NOTE ON HISTORICAL COST PROFITS AND LOSSES

FOR THE YEAR ENDED 31ST MARCH 2003

	2003 £m	2002 £m
Reported profit on ordinary activities before taxation	**494.9**	595.8

Realisation of property revaluation surpluses	**10.2**	0.7
Difference between historical cost depreciation charge and actual charge for the year calculated on revalued amounts	**1.0**	2.2
Historical cost profit on ordinary activities before taxation	**506.1**	598.7
Historical cost profit retained	**82.2**	166.6

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31ST MARCH 2003

	2003 £m	2002 £m
Total recognised gains and losses for the year	**326.3**	402.8
Dividends	**(230.7)**	(240.6)
New share capital issued (net of expenses)	**(0.3)**	0.7
Repurchase of shares	**(462.8)**	(45.9)
Goodwill released on disposal of businesses	**349.3**	22.4
Net (decrease)/increase in shareholders' funds	**(18.2)**	139.4

Opening shareholders' funds	**2,017.6**	1,878.2
Closing shareholders' funds	**1,999.4**	2,017.6

BOOTS GROUP PLC

PRELIMINARY RESULTS

GROUP BALANCE SHEET

31ST MARCH 2003

	2003 £m	2002 £m
Fixed assets		
Intangible assets	**301.3**	298.2
Tangible assets	**1,516.5**	1,727.7
Investment in joint ventures	**-**	18.0
Other investments	**84.7**	103.7
	1,902.5	2,147.6

Current assets		
Stocks	**638.6**	648.1
Debtors falling due within one year	**536.6**	550.0
Debtors falling due after more than one year	**114.0**	96.1
Current asset investments and deposits	**293.1**	308.7
Cash at bank and in hand	**203.4**	100.4
	1,785.7	1,703.3
Creditors: Amounts falling due within one year	**(1,112.7)**	(1,174.7)
Net current assets	**673.0**	528.6
Total assets less current liabilities	**2,575.5**	2,676.2
Creditors: Amounts falling due after more than one year	**(401.8)**	(480.0)
Provisions for liabilities and charges	**(173.8)**	(177.9)
Net assets	**1,999.9**	2,018.3
Capital and reserves		
Called up share capital	**203.5**	223.2
Share premium account	**-**	253.9

Revaluation reserve	**260.3**	254.4
Capital redemption reserve	**5.6**	42.6
Merger reserve	**310.8**	-
Profit and loss account	**1,219.2**	1,243.5
Equity shareholders' funds	**1,999.4**	2,017.6
Equity minority interests	**0.5**	0.6
Non-equity minority interests	**-**	0.1
	1,999.9	2,018.3

BOOTS GROUP PLC

PRELIMINARY RESULTS

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH 2003

	Notes	2003 £m	2002 £m
Cash inflow from operating activities	8	**582.3**	722.4

Returns on investment and servicing of finance (#)		**75.0**	40.7
Taxation		**(196.7)**	(139.2)
Purchase of fixed assets		**(145.8)**	(172.1)
Disposal of fixed assets		**118.6**	62.2
Disposal of own shares		**3.1**	7.7
Acquisitions and disposals	8	**358.1**	3.9
Equity dividends paid		**(238.3)**	(234.5)
Cash inflow before use of liquid resources and financing		**556.3**	291.1
Management of liquid resources		**15.8**	(234.3)
Financing	8	**(511.8)**	(55.2)
Increase in cash in the year		**60.3**	1.6

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

Including exceptional interest received of £53.8m. In addition £46.8m was received in 2002 in relation to this item.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

FOR THE YEAR ENDED 31ST MARCH 2003

	Notes	2003 £m	2002 £m
Increase in cash in the year		**60.3**	1.6
Cash (inflow)/outflow from change in liquid resources		**(15.8)**	234.3
Cash outflow from change in borrowings and lease financing	8	**46.0**	20.0
Movement in net debt resulting from cash flows		**90.5**	255.9
Finance lease additions		**(1.8)**	(11.6)
Increase in value of investment in 10.125% bond 2017		**5.8**	21.9
Currency and other non-cash adjustments		**0.3**	(2.3)
Movement in net debt during the year		**94.8**	263.9
Opening net debt		**(146.3)**	(410.2)
Closing net debt		**(51.5)**	(146.3)

Net debt comprises cash, liquid resources, finance leases and all other borrowings.

NOTES ON RESULTS

1. Turnover by business segment

			Notes	2003 £m	2002 £m
Continuing operations:					
Health				**1,716.4**	1,633.5
Beauty and Toiletries				**1,891.9**	1,770.9
Other				**676.1**	667.7
Boots The Chemists			a	**4,284.4**	4,072.1
Wellbeing Services				**262.5**	231.0
				4,546.9	4,303.1
Boots Healthcare International			b	**430.1**	385.5
Boots Retail International			c	**35.6**	40.3
Group and other			d	**79.8**	74.8

Continuing operations				**5,092.4**	4,803.7
Discontinued operation			e	**234.9**	528.5
Turnover: group and share of joint ventures				**5,327.3**	**5,332.2**
Notes					

a) Boots The Chemists includes Digital Wellbeing sales of £6.9m, including £5.7m as a subsidiary (2002
£1.4m, all as a joint venture).

b) Boots Healthcare International also made inter-segmental sales of £30.3m (2002 £21.8m)

c) Boots Retail International also made inter-segmental sales of £1.4m (2002 £nil)

d) Group and other includes Boots Manufacturing third party sales of £68.1m (2002 £65.3m)

e) Halfords has been treated as a discontinued operation

2. Profit before interest by business segment

	Notes	Before exceptional items 2003 £m	Total 2003 £m	Before exceptional items 2002 £m	Total 2002 £m
Continuing operations:					
Boots The Chemists	a	**568.6**	**566.6**	605.2	579.9
Wellbeing Services		**(28.6)**	**(64.0)**	(33.1)	(33.1)
		540.0	**502.6**	572.1	546.8
Boots Healthcare International		**70.1**	**70.1**	66.7	56.5
Boots Retail International		**(22.3)**	**(22.3)**	(24.1)	(35.3)
Group and other	b	**(66.2)**	**(58.2)**	(43.5)	(43.6)
Continuing operations		**521.6**	**492.2**	571.2	524.4
Discontinued operation	c	**22.5**	**(100.7)**	54.3	58.2
Profit before interest		**544.1**	**391.5**	625.5	582.6

Notes

a) Boots The Chemists includes Digital Wellbeing (DWL) operating loss of £14.7m. This includes share of joint venture loss of £11.8m (2002 £16.9m) which reflects DWL impairment of fixed assets amounting to £6.5m (2002 nil). The comparative period also includes for the period up to 30th September 2001 bootsphoto.com losses of £17.3m, £10.4m of which was exceptional.

b) Group and other includes £12.0m costs of rationalising the group's manufacturing facilities.

c) Halfords has been treated as a discontinued operation.

3. Exceptional items

	2003 £m	2002 £m
Profit/(loss) on disposal of fixed assets - continuing	**5.1**	(12.2)
Profit on disposal of fixed assets - discontinued	**-**	6.2
Loss on disposal or closure of operations		

Provision for loss on closure of operations (continuing)	**(34.5)**	-
Share of joint venture loss on closure of business (continuing)	-	(5.6)
Loss on disposal of business (continuing)	-	(12.6)
Loss on disposal of business (discontinued) - see note 9	**(123.2)**	(2.3)
Total exceptional items before interest and taxation	**(152.6)**	(26.5)
Attributable tax credit	**11.1**	2.0
	(141.5)	(24.5)

Provision for loss on closure of operations relates to the withdrawal from certain wellbeing services.

As detailed in note 4 and 11 an exceptional interest credit of £92.1m arose in the year to 31st March 2003, the tax on which is £27.6m.

In addition in 2002 the following items included in continuing operating profit were regarded as exceptional:

- £10.4m charge relating to the withdrawal of the on-line photographic services of bootsphoto.com and
- £6.0m additional costs incurred within Boots The Chemists on the cost reduction programme and leisure exit.

The attributable tax credit was £4.9m.

4. Net interest receivable and similar items

	2003 £m	2002 £m

Interest payable and similar charges:		
Bank loans and overdrafts	**(7.9)**	(9.3)
Other loans	**(23.9)**	(42.2)
Finance lease charges	**(0.9)**	(1.0)
Interest capitalised	**-**	0.3
Income from interest rate swaps	**22.0**	29.3
	(10.7)	(22.9)
Interest receivable and similar income	**16.6**	14.5
Increase in value of investment in 10.125% bond 2017	**5.8**	21.9
Share of interest of joint ventures	**(0.4)**	(0.3)
Net interest receivable and similar items before closure of interest rate swaps	**11.3**	13.2
Exceptional interest on closure of interest rate swaps (see note 11)	**92.1**	-
Net interest receivable and similar items	**103.4**	13.2

Interest payable and similar charges includes interest payable on the 10.125% bond 2017 of £5.8m (2002 £25.3m) and Eurobond of £16.5m (2002 £16.5m). The 10.125% bond 2017 was redeemed on 25th June 2002. Following redemption there is no further impact on the profit and loss account.

5. Tax on profit on ordinary activities

	2003 £m	2002 £m
Current tax	**207.3**	151.3
Relief for overseas taxation	**(6.6)**	(3.6)
	200.7	147.7
Overseas taxation	**15.6**	6.8
Total current tax charge for the year	**216.3**	154.5
Deferred taxation	**(23.6)**	36.7
	192.7	191.2

A tax charge totalling £16.5m and included above represents a credit of £11.1m on exceptional non-operating items and a charge of £27.6m attributable to the exceptional interest (2002 credit of £6.9m attributable to operating and non-operating exceptional items).

Reconciliation of current tax charge

	2003 £m	2002 £m
Profit on ordinary activities before taxation	**494.9**	595.8
Tax on profit on ordinary activities at UK standard rate 30%	**148.5**	178.7
Factors affecting charge for the year:		

Changes in accelerated capital allowances	**7.0**	(4.4)
Changes in pension fund prepayment	**6.3**	(25.5)
Other timing differences	**4.0**	2.4
Intangibles amortisation	**(4.5)**	(12.2)
Disallowable expenses	**19.3**	10.2
Exceptional items	**34.8**	3.1
Foreign tax charged at higher rates than UK standard rate	**2.5**	3.1
Prior year adjustments	**(1.6)**	(0.9)
Total current tax charge for the year	**216.3**	154.5

6. Dividends

The directors have proposed a final dividend of 20.2p per share that amounts to approximately £161.4m. If approved the total dividends for the year will be 28.6p per share (2002 27.4p per share). The proposed final dividend if approved will be paid on 22nd August 2003 to shareholders registered on 20th June 2003. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. The company's registrars must receive all applications to join that plan or amend existing instructions under it by 17.00 on 1st August 2003.

7. Earnings per share

	2003	2002
Basic earnings per share before exceptional items	**45.2p**	49.9p
Effect of exceptional items	**(9.2)p**	(4.0)p
Basic earnings per share	**36.0p**	45.9p
Diluted earnings per share before exceptional items	**45.1p**	49.8p
Effect of exceptional items	**(9.2)p**	(4.0)p
Diluted earnings per share	**35.9p**	45.8p

The calculation of basic and diluted earnings per share is based on:

	2003 £m	2002 £m
Earnings		
Earnings for basic and diluted earnings per share calculation before exceptional items	**378.7**	440.3
Exceptional items (see note 3)	**(77.0)**	(36.0)
Earnings for basic and diluted earnings per share calculation	**301.7**	404.3

	2003 million	2002 million
Number of Shares		
Weighted average number of shares used in basic earnings per share calculation	**838.1**	881.6
Dilutive effect of options	**1.6**	2.4
Weighted average number of shares used in diluted earnings per share **calculation**	**839.7**	884.0

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust, the QUEST and unappropriated shares held by Boots Share Plan Trustees.

The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

8. Notes to the Group Cash Flow Statement

	2003 £m	2002 £m
Reconciliation of operating profit to operating cash flows		
Group operating profit	**557.3**	630.0
Operating exceptional items	**-**	16.4
Group operating profit before exceptional items	**557.3**	646.4
Depreciation, amortisation and impairments of fixed assets	**162.8**	163.4
Loss on disposal of fixed assets	**5.5**	5.6
Increase in working capital	**(132.8)**	(63.9)
Other non-cash movements	**(2.4)**	0.2
Net cash inflow before expenditure relating to exceptional items	**590.4**	751.7
Exceptional operating cash flows (see below)	**(8.1)**	(29.3)
Cash inflow from operating activities	**582.3**	722.4
Exceptional operating cash flows		
Restructuring and integration costs paid	**(8.1)**	(29.3)

	(8.1)	(29.3)
Financing		
Capital element of finance lease rental agreements	**(8.1)**	(7.9)
Decrease in other borrowings	**(37.9)**	(12.1)
Cash outflow from change in borrowings and lease financing	**(46.0)**	(20.0)
Issue of ordinary share capital (net of expenses)	**(0.3)**	0.7
Repurchase of shares	**(465.5)**	(35.9)
	(511.8)	(55.2)

Acquisitions and disposals

Acquisition of businesses	**(1.2)**	(0.6)
Disposal of businesses	**396.0**	25.2
Cash balances sold with business	**(21.5)**	-
Cash balance acquired with businesses	**1.0**	-
Deferred consideration in respect of prior year acquisitions and disposals	**0.6**	1.0

Costs of disposals paid	**(8.6)**	(3.4)
Investment in joint ventures	**(9.3)**	(19.9)
Repayment of loan by joint venture	**1.1**	1.6
	358.1	3.9

9. Acquisition and disposal of businesses

Acquisition

During the year the group acquired the remaining 40% stake of Digital Wellbeing Limited from Granada for £1. In addition, Boots placed DWL in funds to settle £5.1m of Granada's loan funding of the company. There were no significant fair value adjustments in respect of this acquisition.

Disposals

	2003 £m	2002 £m
Net assets disposed of	**(148.3)**	(12.2)
Related goodwill	**(349.3)**	(22.4)
Disposal and other termination costs	**(21.6)**	(5.5)

Consideration	**396.0**	25.2
Loss on disposal of businesses	**(123.2)**	(14.9)
Share of joint venture loss on closure of business	-	(5.6)
Total loss on disposal	**(123.2)**	(20.5)

On 30th August 2002 Boots completed the sale of Halfords Limited to CVC Capital Partners. Halfords has been treated as a discontinued operation. The consideration of £396.0m reflects the final settlement on completion of the net asset value statement in December 2002.

Boots is returning to shareholders the net proceeds of the sale through a share buy back programme that commenced in the second half of the financial year. By the year end 37.4m shares at a cost of £209m had been repurchased. This programme is additional to the £300m buy back programme initiated in March 2002 and now completed.

The principal disposals in the year to 31st March 2002 were the sale in July 2001 of the skincare brands, Onagrine and Nobacter, to Beiersdorf, the disposal of the factory in France, an agreement with Mitsubishi Corporation (a joint venture partner) in July 2001 to close trial retail stores in Japan, and the disposal in August 2001 of the Halfords' garage service business to the Automobile Association.

10. Pensions

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, given the move towards compliance with international standards, the group has decided that it will continue to account for pensions under SSAP24. The pension costs for the Boots pension scheme for the year under SSAP24 was £31m (2002 £5m). Total pension costs including other UK schemes and overseas arrangements is £36m (2002 £10m). The scheme surplus under SSAP24 at the last valuation in 2001 was £0.3bn.

FRS17, the UK pensions standard, discounts pension commitments, including salary growth, at an AA bond yield. The value of liabilities at 31st March 2003 was £2.5bn (2002 £2.2bn) and the market value of assets was £2.7bn (2002 £2.4bn), giving a pension scheme

surplus of £0.2bn (2002 £0.2bn), before tax.

The service or operating cost of the scheme for the current year under FRS17 is £78m (2002 £72m). The cost after net investment charges / credits is £83m (2002 £60m).

11. Interest rate swaps

During the year the group reviewed its interest rate management policy and concluded that certain interest rate swaps were no longer an effective hedge to liabilities. This resulted in the closure of £1,315m of interest rate swaps. The group also reviewed its accounting policies for hedging instruments during the year. As a result the surplus of £100.6m generated by the closure is being reported in the profit and loss account as exceptional. A further £200m of interest rate swaps were closed out following the year end. A provision for the costs of closure has been made. This along with the surplus noted above and other related items leaves a net credit of £92.1m for the closure of interest related swaps in the year and this is highlighted in the interest note as an exceptional (note 4). No prior year restatement is required as a result of the change in accounting policies.

12. Other information

The preliminary figures for the financial year ended 31st March 2003 together with the corresponding amounts for 2002 are not the statutory accounts of the company for these financial years. Statutory accounts for The Boots Company PLC for the previous year have been delivered to the Registrar of Companies, whereas those for the Boots Group PLC for the financial year ended 31st March 2003 will be delivered to the Registrar of Companies in July 2003. The auditors have reported on the statutory accounts for both financial years; these reports were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The full report and accounts to which the auditors have issued an unqualified report or the summary financial statement will be posted to shareholders by 24th June 2003. Copies will be available from The Secretary, Boots Group PLC, 1 Thane Road West, Nottingham, NG2 3AA.

The annual general meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London at 11.00 hours on Thursday, 24th July 2003.

Today at 14.30 BST there will be a conference call for overseas investors with a replay facility available for seven days.

US toll free dial in number will be 1866 220 1452

US replay toll free dial in number will be 1866 276 1167

US replay access number is 167474#

European dial in number will be +44 (0) 1452 542 300

European replay dial in number will be +44 (0) 1452 55 00 00

European replay access number is 167474#

Issued by Boots Group PLC

For further information please contact:

Investor Relations :

Peter Baguley +44 (0) 20 7995 9631 until 12.30 BST on Thursday 5 th June 2003

+44 (0) 7770 440690 after 12.30 BST on Thursday 5 th June 2003

Media:

Katie MacDonald-Smith +44 (0) 20 7995 9631 until 12.30 BST on Thursday 5 th June 2003

+44 (0) 7799 794260 or +44 (0) 115 968 7029 after 12.30 BST on Thursday 5 th June 2003

Notes to Broadcast Editors

New Beta background pictures have been sent to you under separate cover. If you have not received a copy please contact Newscast on 0207 608 0234.

END







03 JUN 11 AM 7:21

Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:53 5 Jun 2003
Number	9972L

5th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th June 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 610.2654p per share. This brings the total number of shares purchased during this programme to 37,920,427.

END

END






RNS
The company news service from
the London Stock Exchange





Full Text Announcement







Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:07 6 Jun 2003
Number	0565M

6th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th June 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 618.4800p per share. This brings the total number of shares purchased during this programme to 38,170,427.

END

END




RNS
The company news service from
the London Stock Exchange



Full Text Announcement






Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:51 11 Jun 2003
Number	2195M

11th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th June 2003, Boots Group PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 621.0317p per share. This brings the total number of shares purchased during this programme to 38,920,427.

END

END










82-34701



Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:20 12 Jun 2003
Number	2843M

12th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th June 2003, Boots Group PLC acquired 710,000 ordinary shares in the company for cancellation. The price paid was 626.8915p per share. This brings the total number of shares purchased during this programme to 39,630,427.

END

END











Full Text Announcement




Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:55 17 Jun 2003
Number	4494M

17th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th June 2003, Boots Group PLC acquired 600,000 ordinary shares in the company for cancellation. The price paid was 629.9833p per share. This brings the total number of shares purchased during this programme to 40,230,427.

END

END







RNS
The company news service from
the London Stock Exchange



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:21 18 Jun 2003
Number	5036M

18th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th June 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 610.2567p per share. This brings the total number of shares purchased during this programme to 40,730,427.

END

END









Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:16 19 Jun 2003
Number	5560M

19th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th June 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 611.7716p per share. This brings the total number of shares purchased during this programme to 41,230,427.

END

END





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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		14:28 20 Jun 03

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or an individual holder if it is a holding of that person's spouse or children under the age respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

631p

13) Date of transaction

20th June 2003

14) Date company informed

20th June 2003

15) Total holding following this notification

67,585

16) Total percentage holding of issued class following this notification

0.008%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....20th June 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or
an individual holder if it is a holding of that person's spouse or children under the age
respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of
stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

631p

13) Date of transaction

20th June 2003

14) Date company informed

20th June 2003

15) Total holding following this notification

56,158

16) Total percentage holding of issued class following this notification

0.007%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....20th June 2003..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or an individual holder if it is a holding of that person's spouse or children under the age respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

631p

13) Date of transaction

20th June 2003

14) Date company informed

20th June 2003

15) Total holding following this notification

89,957

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....20th June 2003............................

END

---

status list

Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:04 20 Jun 2003
Number	6149M

20th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th June 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 610.3837p per share. This brings the total number of shares purchased during this programme to 41,730,427.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:03 24 Jun 2003
Number	6826M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

23rd June 2003

18) Period during which or date on which exercisable

23rd June 2006 - 23rd June 2013

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

46,864 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.06

22) Total number of shares or debentures over which options held following this notification

132,975

23) Any additional information

Granted subject to performance condition - Annual EPS growth of RPI + 3% as described in annual report.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....23rd June 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Howard DODD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

23rd June 2003

18) Period during which or date on which exercisable

23rd June 2006 - 23rd June 2013

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

59,405 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.06

22) Total number of shares or debentures over which options held following this notification

114,523

23) Any additional information

Granted subject to performance condition - Annual EPS growth of RPI + 3% as described in annual report.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....23rd June 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

23rd June 2003

18) Period during which or date on which exercisable

23rd June 2006 - 23rd June 2013

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

49,504 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.06

22) Total number of shares or debentures over which options held following this notification

116,876

23) Any additional information

Granted subject to performance condition - Annual EPS growth of RPI + 3% as described in annual report.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....23rd June 2003............................

END


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Full Text Announcement




Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:26 24 Jun 2003
Number	7343M

24th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th June 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 614.4250p per share. This brings the total number of shares purchased during this programme to 42,230,427.

END

END







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Company	Boots Group PLC
TIDM	BOOT
Headline	Annual Report and Accounts
Released	09:56 25 Jun 2003
Number	7450M

25 June 2003

Boots Group PLC

Annual Report and Accounts 2003

Summary Financial Statements 2003

Notice of the AGM to be held on 24th July 2003 , and

Form of proxy for the AGM

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

END

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Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:56 27 Jun 2003
Number	9072M

27th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 27th June 2003, Boots Group PLC acquired 388,500 ordinary shares in the company for cancellation. The price paid was 636.2501p per share. This brings the total number of shares purchased during this programme to 42,618,927.

END

END

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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		13:08 30 Jun 03

Full Announcement Text

On 27th June 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company
The Boots Qualifying Employee Share Trust ("the Trust") transferred 1,225,378 ordinary shares of 25p each in th
Share Plan Trustee Limited. This represents approximately 0.151% of the current issued ordinary share capital of the

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operat
the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a poten
Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Batem
Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be i
by 1,225,378.

END

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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		13:07 30 Jun 03

Full Announcement Text

BOOTS GROUP PLC

30thJune 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 30th June 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trus owned subsidiary of Boots Group PLC ("the Company"), has increased by 1,225,378 as a result of the allocation to a shares under the 2003 Share Award.. The shares were awarded at a price of £6.215 per share. This represents approx current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each exe Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trus Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the transfers referred to above the number of shares held by the Trust has risen to 3,988,628 repres 0.493% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed 3,699,861.

END

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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		13:04 30 Jun 03

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or
an individual holder if it is a holding of that person's spouse or children under the age
respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of
stock acquired

40

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil

13) Date of transaction

27th June 2003

14) Date company informed

27th June 2003

15) Total holding following this notification

136,861

16) Total percentage holding of issued class following this notification

0.017%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....30th June 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or an individual holder if it is a holding of that person's spouse or children under the age respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Howard DODD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

40

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil

13) Date of transaction

27th June 2003

14) Date company informed

27th June 2003

15) Total holding following this notification

115,603

16) Total percentage holding of issued class following this notification

0.014%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....30th June 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or an individual holder if it is a holding of that person's spouse or children under the age respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

40

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil

13) Date of transaction

27th June 2003

14) Date company informed

27th June 2003

15) Total holding following this notification

117,129

16) Total percentage holding of issued class following this notification

0.014%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....30th June 2003...........................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:49 30 Jun 2003
Number	9717M

30th June 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 30th June 2003, Boots Group PLC acquired 160,000 ordinary shares in the company for cancellation. The price paid was 648.0000p per share. This brings the total number of shares purchased during this programme to 42,778,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	15:27 1 Jul 2003
Number	0258N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Morgan Stanley Securities Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morstan Nominees Limited

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

26th June 2003

11) Date company informed

1st July 2003

12) Total holding following this notification

27,093,528

13) Total percentage holding of issued class following this notification

3.31%

14) Any additional information

The interest in 51,529 of the shares is pursuant to s208(5) of the Act.

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....1st July 2003....

END

Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:51 1 Jul 2003
Number	0369N

1st July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 649.2500p per share. This brings the total number of shares purchased during this programme to 43,278,927.

END

END







Full Text Announcement




Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:38 2 Jul 2003
Number	0998N

2nd July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd July 2003, Boots Group PLC acquired 677,000 ordinary shares in the company for cancellation. The price paid was 645.5510p per share. This brings the total number of shares purchased during this programme to 43,955,927.

END

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Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:53 3 Jul 2003
Number	1528N

3rd July 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd July 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 648.3115p per share. This brings the total number of shares purchased during this programme to 44,455,927.

END

END






Company Boots Group PLC
TIDM BOOT
Headline Holding(s) in Company
Released 15:13 4 Jul 2003
Number 1975N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Morgan Stanley Securities Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morstan Nominees Limited

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not Disclosed

8) Percentage of issued class

Not Disclosed

9) Class of security

Ordinary shares of 25p

10) Date of transaction

30th June 2003

11) Date company informed

4th July 2003

12) Total holding following this notification

Not Disclosed

13) Total percentage holding of issued class following this notification

Below 3%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....4th July 2003....

END

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 4452715

Company Name in full: Boots Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 01 04 2003

Name *Style / Title: MR — *Honours etc:

Forename(s): JAN

Surname: BENNINK

† Date of Birth (Day Month Year): 19 09 1956

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: ROKKEVEENSEWEG 49

Post town: 6712 PJ ZOETERMER

County / Region: — Postcode:

Country: NETHERLANDS

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] Date 15-5-3

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

03 JUL 14 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	4452715
Company name in full	BOOTS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	05	2003			

Class of shares *(ordinary or preference etc.)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.31		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



ARUZ2KZC
A33 0681
COMPANIES HOUSE 16/05/03

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Ian James Sheldon WEBSTER	Class of shares allotted	Number allotted
Address	Weston Hill Barn, Clun, Craven Arms, Shropshire	Ordinary 25p	5,000
UK Postcode	SY7 8PE		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed [signature] Date

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell Boots Group PLC Nottingham NG90 1BS Tel: 0115 9687094 DX number – DX 712061 DX exchange Beeston 2

363a

SECRETARIAT

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number: 4452715

Company Name in full: Boots Group PLC

Date of this return

The information in this return is made up to

Day Month Year

31 / 05 / 2003

[ ]e of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

19 / 03 / 2004

Registered Office

Show here the address **at the date of this return.**

*Any change of registered office **must** be notified on form 287.*

1 THANE ROAD WEST

Post town: NOTTINGHAM

County / Region:

UK Postcode: NG2 3AA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Company type

Public limited company	[ ]
Private company limited by shares	X
Private company limited by guarantee without share capital	[ ]
Private company limited by shares exempt under section 30	[ ]
Private company limited by guarantee exempt under section 30	[ ]
Private unlimited company with share capital	[ ]
Private unlimited company without share capital	[ ]

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, or a Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Forename(s): MICHAEL JOHN

Surname(s): OLIVER

Address: 31 WESTGATE

Post town: SOUTHWELL

County / Region: NOTTINGHAMSHIRE

UK Postcode: N G 2 5 0 J N

Country

Name * Style / Title MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 15/04/1953

Forename(s): PAUL

Surname: BATEMAN

Address: THE MALTINGS, FOSSE ROAD

FARNDON

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: NEWARK

County / Region:

UK Postcode: NG24 3SF

Country: ENGLAND

Nationality: BRITISH

Business occupation: EXECUTIVE DIRECTOR

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 19/09/1956

Forename(s): JAN

Surname: BENNINK

Address: ROKKEVEENSEWEG 49

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: 6712 PJ ZOETERMER

County / Region:

UK Postcode:

Country: NETHERLANDS

Nationality: NETHERLANDS

Business occupation: EXECUTIVE VICE PRESIDENT

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: DR

Date of birth (Day / Month / Year): 09 / 06 / 1943

Forename(s): JOHN GORDON ST. CLAIR

Surname: BUCHANAN

Address: 15 STANHOPE GATE

Post town: LONDON

County / Region:

UK Postcode: W1K 1LN

Country:

Nationality: BRITISH/NEW ZEALAND

Business occupation: DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 04 / 04 / 1959

Forename(s): HOWARD

Surname: DODD

Address: FLAT 4, 2 WESTERN TERRACE

Post town: NOTTINGHAM

County / Region:

UK Postcode: NG7 1AF

Country: ENGLAND

Nationality: BRITISH

Business occupation: CHARTERED ACCOUNTANT

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	2 0	0 6	1 9 3 8

Forename(s): JOHN BRIAN

Surname: MCGRATH

Address: 63 WALNUT COURT, MARLOES ROAD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: LONDON

County / Region:

UK Postcode: W8 5UB

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Name * Style / Title: MS

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	2 5	0 9	1 9 4 4

Forename(s): HELENE

Surname: PLOIX

Address: 71 BOULEVARD ARAGO, 75013

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: PARIS

County / Region:

UK Postcode:

Country: FRANCE

Nationality: FRANCE

Business occupation: PRESIDENT & CEO

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: DR

Date of birth (Day / Month / Year): 16 / 02 / 1950

Forename(s): MARTIN PETER

Surname: READ

Address: WOLVERSDENE, HOE ROAD

Post town: BISHOPS WALTHAM

County / Region: HAMPSHIRE

UK Postcode: SO32 1DU

Country:

Nationality: BRITISH

Business occupation: GROUP CHIEF EXECUTIVE

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: SIR

Date of birth (Day / Month / Year): 31 / 12 / 1946

Forename(s): ANTHONY NIGEL RUSSELL

Surname: RUDD

Address: PENTAGON HOUSE, SIR FRANK WHITTLE ROAD

Post town: DERBY

County / Region: DERBYSHIRE

UK Postcode: DE21 4XA

Country:

Nationality: BRITISH

Business occupation: CHARTERED ACCOUNTANT

Name * Style / Title MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 1 3 / 0 3 / 1 9 4 5

Forename(s): STEPHEN GEORGE

Surname: RUSSELL

Address: THE MANOR BARN, 19B FAR STREET

WYMESWOLD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: LOUGHBOROUGH

County / Region: LEICESTERSHIRE

UK Postcode: L E 1 2 6 T Z

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 2 0 / 0 9 / 1 9 6 0

Forename(s): ANDREW PATRICK

Surname: SMITH

Address: PARK HOUSE, 10 MANOR PARK

RUDDINGTON

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: NOTTINGHAM

County / Region:

UK Postcode: N G 1 1 6 D S

Country: ENGLAND

Nationality: BRITISH

Business occupation: PERSONNEL DIRECTOR

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
25P ORDS		£
Totals		£

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 31 MAY 2003

† Please delete as appropriate.

† a ~~director~~/secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets.
(enter number)

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin



Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	295,000	1,000,000	
Nominal value of each share	0.25	0.25	
Date(s) on which the shares were delivered to the company	02/04/2/03	03/04/03	
Maximum prices paid § for each share	£5.4512	£5.3197	
Minimum prices paid § for each share	£5.4500	£5.3197	

§ A private company is not required to give this informaton

03 JUL 15 AM 7:21

The aggerate amount paid by the company for the shares to which this return relates was:	£ 6,939,751.35
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 34,700

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 14/4/03

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official use
General

A40 *A4NA7K57* 0542
COMPANIES HOUSE 16/04/03

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise nland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh



Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

03 JUN 14 PM 7:21

Date of termination of appointment (Day Month Year): 3 1 0 5 2 0 0 3

as director: X as secretary:

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR *Honours etc:

Forename(s): STEPHEN GEORGE

Surname: RUSSELL

†Date of Birth (Day Month Year): 1 3 0 3 1 9 4 5

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 31-5-3

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM NG2 3AA

Tel 0115-968 7094

DX number 712361 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh